NEWS RELEASE	ELD No. 14-11
TSX: ELD NYSE: EGO	October 30, 2014

2014 Third Quarter Financial and Operating Results

2014 Guidance Maintained, AISC $771/oz for the Quarter

VANCOUVER, BC – Eldorado Gold Corporation, (“Eldorado” or “the Company”) today reported the Company's financial and operational results for the third quarter ended September 30, 2014. During the quarter, the Company generated $263.5 million in revenues from metal sales, and adjusted net earnings of $36.1 million ($0.05 per share). Cash flow from operating activities for the quarter totalled $92.2 million ($0.13 per share).

“The Company delivered another solid quarter with all of our mines performing to plan, notable progress at development projects, and advancement of our exploration targets. Combined with our strong operational performance, Eldorado continues to have a first-rate balance sheet and we closed the quarter with total liquidity of $937.3 million while continuing to grow our business.” said Paul Wright, Chief Executive Officer of Eldorado. “We are driving our development projects forward and I would like to highlight the significant progress made this quarter at Skouries. The mill foundations were completed and the SAG and ball mill installations are now underway. Eldorado continues to successfully position itself as a leading low-cost operator of high quality assets, boding well in today’s volatile markets.”

Third Quarter Financial and Operational Highlights

▪	Gold production of 192,578 ounces (including Olympias production from tailings retreatment).
▪	Adjusted net earnings of $36.1 million ($0.05 per share). Net profit attributable to shareholders of the Company was $19.8 million ($0.03 per share).
▪	Gold revenues were $241.2 million on sales of 189,321 ounces of gold at an average realized gold price of $1,274 per ounce.
▪	Liquidity of $937.3 million, including $562.3 million in cash, cash equivalents and term deposits, and $375.0 million in lines of credit.
▪	All-in sustaining cash costs averaged $771 per ounce; cash operating costs averaged $488 per ounce.
▪	Significant developments at Skouries: completion of the mill foundations; installation of the SAG and ball mills underway; rate of underground decline advancement continues to improve and construction of the tailings dam is set to begin in the fourth quarter.
▪	Feasibility Study at Certej commenced in order to optimize the expanded resource and improve the metallurgical design.
▪	Further exploration success at the White Mountain and Jinfeng operations in China, as well as at the Piavitsa project in Halkidiki, Greece.
▪	Appointment of two new members to the Board of Directors: Pamela Gibson and John Webster.

1

Throughout this press release we use cash operating cost per ounce, total cash costs per ounce, all-in sustaining cost per ounce, gross profit from gold mining operations, adjusted net earnings and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. These are non IFRS measures. Please see page 11 of the MD&A for an explanation and discussion of these non IFRS measures. All dollar amounts in US $, unless stated otherwise.

Financial Results

Summarized financial results	3 months ended September 30,		9 months ended September 30,
	2014	2013	2014	2013
Revenues (millions)	$263.5	$287.3	$808.9	$892.3
Gold revenues (millions)	$241.2	$266.4	$736.4	$817.2
Gold sold (ounces)	189,321	199,117	570,570	564,723
Average realized gold price (US$ per ounce)	$1,274	$1,338	$1,291	$1,447
Cash operating costs (US$ per ounce sold)	$488	$472	$499	$485
Total cash cost (US$ per ounce sold)	$543	$528	$556	$544
All-in sustaining cash cost (US$ per ounce sold)	$771	n/a	$796	n/a
Gross profit from gold mining operations (millions)	$102.0	$123.1	$298.2	$404.2
Adjusted net earnings (millions)	$36.1	$54.4	$109.2	$186.0
Net profit (loss) attributable to shareholders of the Company (millions)	$19.8	$36.4	$88.7	$34.2
Earnings (loss) per share attributable to shareholders of the Company – Basic (US$/share)	$0.03	$0.05	$0.12	$0.05
Earnings (loss) per share attributable to shareholders of the Company – Diluted (US$/share)	$0.03	$0.05	$0.12	$0.05
Dividends paid (Cdn$/share)	$0.01	$0.05	$0.02	$0.12
Cash flow from operating activities before changes in non-cash working capital (millions)	$78.7	$104.8	$265.6	$329.6

2

Financial Results

Net income attributable to shareholders of the Company for the quarter was $19.8 million (or $0.03 per share), compared with $36.4 million (or $0.05 per share) in the third quarter of 2013. Net income was impacted by a non-cash $7.6 million iron ore inventory write-down related to Vila Nova. Gold revenues of $241.2 million were nine percent lower year over year due to lower gold prices and ounces sold. Gross profit from gold mining operations was seventeen percent lower than that of the third quarter of 2013 reflecting lower profit margins and sales volumes. Total cash cost per ounce increased three percent year over year. Adjusted net earnings were $36.1 million or $0.05 per share compared with $54.4 million or $0.08 per share in the third quarter of 2013.

Exploration expenses fell $6.4 million year over year reflecting changes in the Company’s exploration program in response to lower gold prices. The Company reported a foreign exchange loss of $4.5 million for the quarter as compared to a gain of $0.9 million for the third quarter of 2013 mainly as a result of the impact on cash deposits of the weakening of the Canadian, Brazilian and Turkish currencies against the US dollar. Interest and financing costs fell $2.9 million year over year, reflecting an increase in capitalization of interest on the Company’s Greek development projects.

The effective tax rate for the quarter was sixty-four percent as compared to a rate of fifty percent in the third quarter of 2013. The increase in the effective tax rate year over year was due to the impact of the fall in the Turkish lira on the deferred tax balances of the Company’s Turkish entity as well as an increase in the percentage of unrecognized tax losses due to lower profits.

3

Operations Update

Summarized Operating Results	3 months ended September 30,		9 months ended September 30,
	2014	2013	2014	2013
Gross profit – gold mining operations (millions)	$102.0	$123.1	$298.2	$404.2
Ounces produced – including Olympias production from tailings retreatment	192,578	204,620	589,652	552,359
Cash operating costs ($ per ounce sold)	$488	$472	$499	$485
Total cash cost ($ per ounce sold)	$543	$528	$556	$544
Kisladag
Gross profit – gold mining operations (millions)	$62.9	$79.5	$163.1	$242.1
Ounces produced	78,030	84,762	222,085	231,718
Cash operating costs ($ per ounce sold)	$411	$324	$435	$328
Total cash cost ($ per ounce sold)	$427	$343	$454	$349
Efemcukuru
Gross profit – gold mining operations (millions)	$10.3	$13.9	$36.6	$64.9
Ounces produced	26,838	23,438	78,841	69,583
Cash operating costs ($ per ounce sold)	$547	$551	$541	$558
Total cash cost ($ per ounce sold)	$564	$568	$562	$586
Tanjianshan
Gross profit – gold mining operations (millions)	$12.7	$15.3	$39.7	$49.6
Ounces produced	25,387	28,179	79,556	82,324
Cash operating costs ($ per ounce sold)	$381	$377	$399	$405
Total cash cost ($ per ounce sold)	$563	$557	$575	$589
Jinfeng
Gross profit – gold mining operations (millions)	$12.4	$9.9	$41.7	$26.9
Ounces produced	39,421	40,212	126,284	90,843
Cash operating costs ($ per ounce sold)	$609	$684	$590	$743
Total cash cost ($ per ounce sold)	$693	$767	$673	$831
White Mountain
Gross profit – gold mining operations (millions)	$3.7	$4.5	$17.0	$20.7
Ounces produced	18,130	19,287	65,603	57,664
Cash operating costs ($ per ounce sold)	$648	$713	$611	$693
Total cash cost ($ per ounce sold)	$691	$751	$651	$734
Olympias
Ounces produced from tailings retreatment	4,772	8,742	17,283	20,227
4

Kisladag

Operating Data	3 months ended September 30,		9 months ended September 30,
	2014	2013	2014	2013
Tonnes placed on pad	3,326,835	3,336,465	9,621,645	9,553,306
Average treated head grade - grams per tonne (g/t)	1.28	1.28	1.11	1.28
Gold (ounces)
- Produced	78,030	84,762	222,085	231,718
- Sold	82,374	85,029	222,041	231,959
Cash operating costs (per ounce sold)	$411	$324	$435	$328
Total cash costs (per ounce sold)	$427	$343	$454	$349
Financial Data (millions)
Gold revenues	$105.2	$113.4	$285.4	$336.5
Depreciation and depletion	$6.8	$4.1	$19.5	$10.9
Gross profit – gold mining operations	$62.9	$79.5	$163.1	$242.1
Sustaining capital expenditures	$5.4	$8.4	$30.5	$19.0

Gold production for the quarter at Kisladag was lower year over year due to lower average head grade of ore placed on the leach pad. Run of mine ore contributed to increased tonnes placed on the pad during the quarter. Cash costs were higher than in the same period in 2013 due to an increase in production waste mining (2014 – 6.4 million tonnes versus 2013 – 0.2 million tonnes). Capital expenditures during the quarter included waste stripping and leach pad construction.

Efemcukuru

Operating Data	3 months ended September 30,		9 months ended September 30,
	2014	2013	2014	2013
Tonnes Milled	106,942	105,641	324,149	301,869
Average treated head grade - grams per tonne (g/t)	9.08	8.50	8.54	8.77
Average Recovery Rate (to Concentrate)	93.3%	93.2%	93.2%	93.6%
Gold (ounces)
- Produced	26,838	23,438	78,841	69,583
- Sold	24,033	26,410	77,115	101,888
Cash operating costs (per ounce sold)	$547	$551	$541	$558
Total cash costs (per ounce sold)	$564	$568	$562	$586
Financial Data (millions)
Gold revenues	$30.0	$35.4	$99.7	$148.1
Depreciation and depletion	$5.8	$5.9	$18.9	$20.9
Gross profit – gold mining operations	$10.3	$13.9	$36.6	$64.9
Sustaining capital expenditures	$7.7	$5.3	$18.9	$21.8

Gold production during the quarter at Efemcukuru was higher year over year due to higher mill throughput and average treated head grade. Sales during the quarter were lower year over year due to the timing of concentrate shipments. Cash operating costs per ounce were lower due to higher average treated head grade and continued cost reduction efforts. Capital spending during the quarter included costs related to capitalized underground development, mobile equipment, surface infrastructure, and process improvements.

5

Tanjianshan

Operating Data	3 months ended September 30,		9 months ended September 30,
	2014	2013	2014	2013
Tonnes Milled	281,862	285,406	823,698	805,532
Average treated head grade - grams per tonne (g/t)	3.50	3.40	3.41	3.54
Average Recovery Rate	81.4%	82.9%	81.5%	82.5%
Gold (ounces)
- Produced	25,387	28,179	79,556	82,324
- Sold	25,387	28,179	79,556	82,324
Cash operating costs (per ounce sold)	$381	$377	$399	$405
Total cash costs (per ounce sold)	$563	$557	$575	$589
Financial Data (millions)
Gold revenues	$32.1	$38.1	$102.7	$119.0
Depreciation and depletion	$4.9	$6.7	$16.7	$20.0
Gross profit – gold mining operations	$12.7	$15.3	$39.7	$49.6
Sustaining capital expenditures	$2.1	$4.2	$6.9	$9.3

Gold production during the quarter at Tanjianshan was lower year over year as a result of lower tonnage throughput and lower recovery rate due to the treatment of stockpile material. Capital spending included resource evaluation activities and waste stripping.

Jinfeng

Operating Data	3 months ended September 30,		9 months ended September 30,
	2014	2013	2014	2013
Tonnes Milled	353,048	363,798	1,090,006	1,052,406
Average treated head grade - grams per tonne (g/t)	3.86	3.66	4.01	3.15
Average Recovery Rate	87.1%	88.0%	87.1%	85.0%
Gold (ounces)
- Produced	39,421	40,212	126,284	90,843
- Sold	39,397	40,212	126,255	90,888
Cash operating costs (per ounce sold)	$609	$684	$590	$743
Total cash costs (per ounce sold)	$693	$767	$673	$831
Financial Data (millions)
Gold revenues	$50.7	$53.8	$163.7	$129.7
Depreciation and depletion	$11.0	$13.0	$37.0	$27.2
Gross profit – gold mining operations	$12.4	$9.9	$41.7	$26.9
Sustaining capital expenditures	$0.9	$15.0	$8.0	$44.3

Gold production during the quarter at Jinfeng was lower year over year due to an increase in gold in circuit inventory. Cash operating costs per ounce were lower mainly due to less waste tonnage from the open pit. Capital spending during the quarter included underground mine development and tailings dam construction.

6

White Mountain

Operating Data	3 months ended September 30,		9 months ended September 30,
	2014	2013	2014	2013
Tonnes Milled	218,500	209,581	632,923	611,548
Average treated head grade - grams per tonne (g/t)	2.79	3.28	3.48	3.44
Average Recovery Rate	89.4%	84.0%	88.1%	85.5%
Gold (ounces)
- Produced	18,130	19,287	65,603	57,664
- Sold	18,130	19,287	65,603	57,664
Cash operating costs (per ounce sold)	$648	$713	$611	$693
Total cash costs (per ounce sold)	$691	$751	$651	$734
Financial Data (millions)
Gold revenues	$23.2	$25.7	$84.9	$83.9
Depreciation and depletion	$6.9	$6.7	$25.0	$20.6
Gross profit – gold mining operations	$3.7	$4.5	$17.0	$20.7
Sustaining capital expenditures	$5.8	$9.1	$15.1	$20.9

Gold production during the quarter at White Mountain was lower year over year mainly as a result of lower average treated head grade, partially offset by higher average recovery rates. Cash operating costs per ounce decreased year over year mainly due to reduced backfill costs. Capital spending this quarter included underground development, exploration and delineation, and camp improvements.

Vila Nova

Operating Data	3 months ended September 30,		9 months ended September 30,
	2014	2013	2014	2013
Tonnes Processed	208,583	219,925	602,785	612,700
Iron Ore Produced	180,152	189,858	517,951	528,456
Average Grade (% Fe)	63.4%	63.2%	63.0%	63.1%
Iron Ore Tonnes
- Sold	135,093	126,835	439,993	338,256
Average Realized Iron Ore Price	$46	$74	$65	$98
Cash Costs (per tonne produced)	$60	$58	$62	$65
Financial Data (millions)
Revenues	$6.3	$9.4	$28.8	$33.3
Depreciation and depletion	$1.3	$1.2	$4.3	$3.3
Gross profit / loss from mining operations	($10.6)	$0.9	($10.2)	$8.1
Sustaining capital expenditures	$0	$0.3	$1.0	$3.9

The Company recorded a $7.6 million inventory write-down against gross profit/loss for Vila Nova during the quarter as a result of the continued fall in iron ore prices. The Company has decided to place the mine on care and maintenance pending a review of options to return it to profitability. Not including the inventory write-down, Vila Nova recorded a loss of $3.0 million for the quarter compared with gross profit of $0.9 million in the third quarter of 2013.

7

Stratoni

Operating Data	3 months ended September 30,		9 months ended September 30,
	2014	2013	2014	2013
Tonnes ore mined (wet)	60,006	60,011	174,523	174,245
Tonnes ore processed (dry)	58,230	56,463	169,227	167,315
Pb grade (%)	5.63%	6.33%	5.96%	6.39%
Zn grade (%)	9.66%	9.37%	10.75%	9.49%
Ag grade (g/t)	146	161	153	166
Tonnes of concentrate produced	14,363	14,586	46,013	42,918
Tonnes of concentrate sold	15,884	12,096	45,590	42,847
Average realized concentrate price (per tonne)	$960	$820	$885	$840
Cash Costs (per tonne of concentrate sold)	$737	$547	$716	$749
Financial Data (millions)
Revenues	$15.2	$9.9	$40.3	$36.0
Depreciation and depletion	$2.3	$2.2	$6.3	$7.5
Gross profit from mining operations	$1.3	$1.1	$1.5	($3.6)
Sustaining capital expenditures	$1.2	$1.4	$2.7	$2.0

Combined metal concentrate production at Stratoni for the quarter was the same year over year, with lower lead concentrate production offset by higher zinc concentrate production as a result of changes in metal head grades. Concentrate sales were higher year over year due to the timing of sales. Prices received for lead and zinc concentrates were both higher year on year.

Development Project Update

Kisladag Mine Expansion

During the third quarter work began at Kisladag on the engineering of an additional 7.5 million tonne per annum (Mtpa) crushing/screening circuit and its integration with the new gyratory crusher station. Work also began on the design of a new stockpile facility to provide feed to the existing crushing/screening circuit as well as the additional 7.5 Mtpa circuit. Total capacity for crushed ore will be raised to 20 Mtpa as per the expansion plan approved during the second quarter. Work continued during the quarter on upgrading the overland conveyor and stacking system that feeds the leach pad to handle the additional crushed throughput. Capital spending totaled $6.8 million during the quarter.

Skouries

The mill foundations at Skouries were completed during the quarter. These include the semi-autogenous grind (SAG) mill, ball mill, and the regrind mills. A key milestone of the project was also achieved, with the transportation to site, and start of installation, of the SAG and ball mill shells. Placement of the mills is scheduled to be completed during the fourth quarter. During the quarter the project received approval of the technical study for the construction of the first tailings dam which has allowed construction work to start in the fourth quarter. Piling also commenced in the flotation building area. During the quarter, pit preparation work continued with the removal of topsoil and overburden from the open pit. The pit work will increase during the fourth quarter as waste material is mined for construction of the tailings dam facility. The procurement process for the open pit mining contractor also began during the quarter with a site visit by potential bidders on the contract.

8

Progress continued on the underground decline with the advancement rate improving. Capital spending totaled $35.4 million during the quarter.

Olympias

A total of 137,566 tonnes of tailings were reprocessed during the quarter at a grade of 2.69 grams per tonne and a total of 4,772 payable ounces of gold in concentrate were produced. Cash proceeds from the sale of concentrate generated $6.5 million during the quarter on 5,393 ounces of gold in concentrate. Capital spending totalled $27.9 million during the quarter including: $8.4 million related to tailings reprocessing, production royalties and transportation and selling costs; $2.2 million related to capitalized interest; and the remainder on mine development as well as Phase II engineering.

Plans for transitioning the plant operation from Phase l tailings retreatment to Phase II processing of underground ore continued to be studied during the quarter. The plans are based on upgrading the existing plant facilities to handle a throughput of up to 650,000 tonnes per year of ore to produce gold, lead/silver and zinc concentrates.

Perama Hill

Preliminary engineering was complete with the final front end engineering design report received during the quarter. The Company continues to work with Greek government authorities to facilitate approval of the environmental impact assessment (EIA). Capital spending totaled $1.6 million during the quarter.

Certej

During the quarter the feasibility study commenced in order to optimize the expanded resource and improve the metallurgical design. Construction permits were obtained for the 2014 site works program allowing mobilization of the site earthworks contractor to begin rough grading of the south plant site and construction of the pilot water treatment plant. Capital spending totaled $3.6 million during the quarter.

Tocantinzinho

During the quarter work continued on optimization of the Tocantinzinho feasibility study. Following a review of the geological model, which updated the overall tonnes and grade in the deposit, a rework of the mine design and plant throughput has been incorporated into the ongoing optimization analysis. Construction on a portion of the recently approved forest road began, which will allow 4x4 access in the dry season. Capital spending totaled $1.2 million during the quarter.

Eastern Dragon

The Eastern Dragon site continued under care and maintenance during the quarter with permitting activities ongoing. The Company was informed that the approval process for the project EIA is to be conducted by the Heilongjiang Provincial Environment Protection Bureau, an interim step to approval of the Project Permit Approval (PPA) by the National Development and Reform Commission (NDRC). Site personnel continued to provide support to the permitting team, particularly at the local and provincial level.

9

Exploration Update

During the third quarter, a total of 19,000 metres of exploration drilling were completed at the Company’s mine sites, development projects, and exploration projects.

Greece

In the Halkidiki District, a 6,000 metre drilling program continued during the quarter at the Piavitsa deposit, which is located 2 kilometres west of the Stratoni project. This program consists largely of infill drillholes, designed to confirm the continuity of mineralization delineated in widely-spaced drillholes drilled during 2012 and 2013. Results to date showed grades and thicknesses in general agreement with the resource model.

At the Stratoni mine, step-out drilling targeted the western and down-dip extensions of the orebody. The best results were obtained from just below the current production levels where thick massive sulfide intercepts indicate down-dip continuity of the orebody.

In the Perama and Sapes district, exploration activities during the quarter focused on updating the geological model for the Sapes deposit for the purposes of refining the resource model and identifying exploration drilling targets.

Romania

In the Certej project area, exploration drilling during the quarter tested satellite targets at Magura and Bocsa, both of which were sites of historical underground exploration. No significant results were obtained from the first three drillholes on these targets. These prospects will be further tested during the fourth quarter, upon receipt of required drilling permits.

At Muncel, located 15 kilometres southwest of Certej, the final three drillholes of the first phase of exploration drilling were completed. One of these drillholes was abandoned after intersecting underground workings, while the other two cut zones of sulfide stringer veinlets.

The Certej deposit is currently the subject of a detailed geological reinterpretation program, which will be completed in the fourth quarter with updated deposit geology and resource models.

Turkey

Exploration drilling during the quarter in Turkey was limited to the Efemcukuru project, where 2,900 metres of drilling tested the Dedebag vein system and segments of the Kokarpinar vein. The best results were obtained from the central and northern portions of the Kokarpinar vein, where sulfide-rich rhodochrosite vein intercepts of several metres in width were obtained.

Reconnaissance exploration activities included mapping and sampling of volcanic centres in the greater Kisladag region to evaluate potential for buried porphyry systems, and evaluations of regional prospects in the northern part of the country.

China

At Tanjianshan, drilling programs were completed at the Dushugou prospect and at the Qinlongtan (QLT) deposit. At QLT, drilling confirmed the continuity of the QLT Northwest zone in the previously untested gap between the 2013 drillholes and the QLT open pit.

Exploration drilling at the White Mountain mine (4,700 metres completed) tested step-outs along-strike and down-plunge from the ore body. Mining grades and thicknesses were confirmed in five separate areas, with highest grades encountered in the North and North Deep ore zones. Surface drilling of the North Deep zone also commenced during the quarter.

10

Brazil

Exploration drilling during the quarter in Brazil tested two projects in the Tapajos region. At the Ruben Zilio project, located along strike southeast of Tocantinzinho, soil geochemical anomalies were tested in three target areas; none of this drilling identified significant mineralization. At Tocantinzinho, additional sampling extended the Cu-Mo-Au mineralization over a 6 km trend. Four drillholes tested different areas of this anomaly, and all encountered intervals of quartz and sulfide vein mineralization.

Board of Directors Update

The Board of Directors is pleased to announce that it has appointed two new directors following a search process conducted by the Corporate Governance and Nominating Committee of the Board. Joining the board are Pamela Gibson and John Webster.

Pamela Gibson was appointed to the Board of Directors on September 2, 2014. Ms. Gibson has over 30 years of experience, primarily as a corporate lawyer at Shearman & Sterling LLP, advising companies on capital market transactions, governance, disclosure, compliance and other corporate strategic matters. Ms. Gibson has extensive industry experience in the metals and mining, oil and gas, energy, telecom and technology sectors. Ms. Gibson was the Managing Partner of both the Toronto office (1990 to 1995) and London office (1995 to 2002), head of the Europe and Asia Capital Markets Group (2002 to 2004), and is currently Of Counsel at Shearman & Sterling LLP. Ms. Gibson also serves on the Board of Directors of NYSE listed GasLog Partners LP. Ms. Gibson holds a Bachelor of Arts degree, with distinction, from York University, a Bachelor of Laws degree from Osgoode Hall Law School and a Master of Laws degree from New York University. Ms. Gibson was also a law clerk to the Honorable Justice Howland, Chief Justice of the Ontario Court of Appeal.

Effective January 1, 2015, John Webster will join the Company’s Board of Directors. Mr. Webster holds a BA (Hons) Degree in Economic and Social History from the University of Kent. Mr. Webster is a Member of the Institute of Chartered Accountants in England and Wales, a Member of the Institute of Chartered Accountants of British Columbia (1983) and a Fellow (2002), a CPA in Colorado (2005) and a Member of the Romanian Chamber of Auditors (CAFR) (2012). Upon graduation, Mr. Webster qualified as a Member of the Institute of Chartered Accountants in England and joined Thornton Baker and subsequently joined Price Waterhouse Coopers LLP, (PWC) Canada. Mr. Webster was a Partner at PWC and most recently Partner and Assurance Leader for Romania and South Eastern Europe at PWC Romania until his retirement in June 2014. He has extensive experience in the Mining and Technology sectors and has worked with both venture capital and listed companies.

Corporate Update

Further to the announcement in the second quarter, the Company has elected to retain Bank of America Merrill Lynch as its sponsor for a proposed Hong Kong Stock Exchange listing of its Chinese business units. Eldorado is the largest foreign producer of gold in China, with three operating gold mines (Jinfeng, Tanjianshan and White Mountain) and the Eastern Dragon project. The Company’s Chinese operations presently produce approximately 300,000 ounces of gold annually.

11

Conference Call

Eldorado will host a conference call on Friday, October 31, 2014 to discuss the Third Quarter 2014 Financial and Operating Results at 8:30am PDT (11:30am EDT). You may participate in the conference call by dialling 416-340-8527 in Toronto or 1-800-446-4472 toll free in North America and asking for the Eldorado Conference Call.

The call will be available on Eldorado’s website: www.eldoradogold.com. A replay of the call will be available until November 7, 2014 by dialling 905-694-9451 in Toronto or 1-800-408-3053 toll free in North America and entering the Passcode: 771 2109.

About Eldorado Gold

Eldorado is a leading low cost gold producer with mining, development and exploration operations in Turkey, China, Greece, Romania and Brazil. The Company’s success to date is based on a low cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited, to statements or information with respect to the Company’s 2014 Third Quarter Financial and Operating Results.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information, including assumptions about the legal restrictions regarding the payment of dividends by the Company; assumptions about the price of gold; anticipated costs and expenditures; estimated production, mineral reserves and metallurgical recoveries; financial position, reserves and resources and gold production; and the ability to achieve our goals. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following: gold price volatility; risks of not meeting production and cost targets;  discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment and operating in foreign countries; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition;  loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 28, 2014

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Contact

Krista Muhr, Vice President Investor Relations

Eldorado Gold Corporation

604.601.6701 or 1.888.353.8166

kristam@eldoradogold.com

12

ELDORADO GOLD
Q3 2014 Gold Production Highlights (in US$)

	First Quarter 2014	Second Quarter 2014	Third Quarter 2014	Third Quarter 2013	First Nine Months 2014	First Nine Months 2013
Gold Production
Ounces Sold	190,628	190,621	189,321	199,117	570,570	564,723
Ounces Produced[1]	196,523	200,551	192,578	204,620	589,652	552,359
Cash Operating Cost ($/oz)[2,4]	519	489	488	472	499	485
Total Cash Cost ($/oz)[3,4]	577	549	543	528	556	544
Realized Price ($/oz - sold)	1,299	1,299	1,274	1,338	1,291	1,447
Kişladağ Mine, Turkey
Ounces Sold	66,852	72,815	82,374	85,029	222,041	231,959
Ounces Produced	67,075	76,980	78,030	84,762	222,085	231,718
Tonnes to Pad	3,856,882	3,127,844	3,829,444	3,336,465	10,814,170	9,553,306
Grade (grams / tonne)	0.73	1.11	1.28	1.28	1.04	1.28
Cash Operating Cost ($/oz)[4]	456	443	411	324	435	328
Total Cash Cost ($/oz)[3,4]	473	466	427	343	454	349
Efemcukuru Mine, Turkey
Ounces Sold	27,647	25,435	24,033	26,410	77,115	101,888
Ounces Produced	26,969	25,034	26,838	23,438	78,841	69,583
Tonnes Milled	106,501	110,706	106,942	105,641	324,149	301,869
Grade (grams / tonne)	8.56	7.99	9.08	8.50	8.54	8.77
Cash Operating Cost ($/oz)[4]	526	552	547	551	541	558
Total Cash Cost ($/oz)[3,4]	547	576	564	568	562	586
Tanjianshan Mine, China
Ounces Sold	28,379	25,790	25,387	28,179	79,556	82,324
Ounces Produced	28,379	25,790	25,387	28,179	79,556	82,324
Tonnes Milled	263,609	278,227	281,863	285,406	823,699	805,532
Grade (grams / tonne)	3.44	3.30	3.51	3.40	3.42	3.54
Cash Operating Cost ($/oz)[4]	422	391	381	377	399	405
Total Cash Cost ($/oz)[3,4]	592	570	563	557	575	589
Jinfeng Mine, China
Ounces Sold	41,277	45,581	39,397	40,212	126,255	90,888
Ounces Produced	41,295	45,568	39,421	40,212	126,284	90,843
Tonnes Milled	364,987	371,971	353,048	363,798	1,090,006	1,052,406
Grade (grams / tonne)	4.00	4.17	3.86	3.66	4.01	3.14
Cash Operating Cost ($/oz) [4]	626	540	609	684	590	743
Total Cash Cost ($/oz) [3,4]	709	622	693	767	673	831
White Mountain Mine, China
Ounces Sold	26,473	21,000	18,130	19,287	65,603	57,664
Ounces Produced	26,473	21,000	18,130	19,287	65,603	57,664
Tonnes Milled	200,682	213,741	218,500	209,581	632,923	611,548
Grade (grams / tonne)	4.13	3.56	2.79	3.28	3.48	3.44
Cash Operating Cost ($/oz) [4]	607	583	648	713	611	693
Total Cash Cost ($/oz) [3,4]	646	623	691	751	651	734
Olympias, Greece
Ounces Sold	-	-	-	-	-	-
Ounces Produced[1]	6,332	6,179	4,772	8,742	17,283	20,227
Tonnes Milled	144,522	168,013	137,566	185,012	450,101	391,096
Grade (grams / tonne)	3.08	2.84	2.74	3.19	2.89	3.55
Cash Operating Cost ($/oz)[4]	-	-	-	-	-	-
Total Cash Cost ($/oz)[3,4]	-	-	-	-	-	-
[1]	Ounces produced include production from tailings retreatment in Olympias.
[2]	Cost figures calculated in accordance with the Gold Institute Standard.
[3]	Cash operating costs, plus royalties and the cost of off-site administration.
[4]	Cash operating costs and total cash costs are non-IFRS measures. Please see our MD&A for an explanation and discussion of these.
13

Eldorado Gold Corporation

Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	Note	September 30, 2014	December 31, 2013

		$	$
ASSETS
Current assets
Cash and cash equivalents		539,489	589,180
Term deposits		22,800	34,702
Restricted cash		262	262
Marketable securities		4,520	4,387
Accounts receivable and other		81,035	89,231
Inventories		224,769	244,042
		872,875	961,804
Investment in associate		-	10,949
Deferred income tax assets		530	997
Other assets		61,398	37,330
Defined benefit pension plan		14,270	13,484
Property, plant and equipment		5,872,154	5,684,382
Goodwill		526,296	526,296
		7,347,523	7,235,242
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		185,013	211,406
Current debt	5	8,127	16,402
		193,140	227,808
Debt	5	586,652	585,006
Other non-current liability	4(b)	48,452	-
Asset retirement obligations		87,004	85,259
Deferred income tax liabilities		864,019	842,305
		1,779,267	1,740,378
Equity
Share capital	6	5,315,352	5,314,589
Treasury stock		(13,480)	(10,953)
Contributed surplus		38,380	78,557
Accumulated other comprehensive loss		(16,995)	(17,056)
Deficit		(67,720)	(143,401)
Total equity attributable to shareholders of the Company		5,255,537	5,221,736
Attributable to non-controlling interests		312,719	273,128
		5,568,256	5,494,864
		7,347,523	7,235,242

Approved on behalf of the Board of Directors

(Signed) Robert R. Gilmore      Director

(Signed) Paul N. Wright            Director

The accompanying notes are an integral part of these consolidated financial statements.

14

Eldorado Gold Corporation

Unaudited Condensed Consolidated Income Statements

(Expressed in thousands of U.S. dollars except per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,

	2014	2013	2014	2013
	$	$	$	$
Revenue
Metal sales	263,510	287,254	808,877	892,251

Cost of sales
Production costs	123,503	120,753	380,812	367,254
Inventory write-down	7,577	-	7,577	-
Depreciation and amortization	39,341	40,461	129,008	112,809
	170,421	161,214	517,397	480,063
Gross profit	93,089	126,040	291,480	412,188

Exploration expenses	3,488	9,866	11,273	27,730
General and administrative expenses	17,430	14,671	52,373	49,396
Defined benefit pension plan expense	407	616	1,223	1,864
Share based payments	3,253	3,765	15,528	15,933
Foreign exchange loss (gain)	4,468	(939)	1,554	4,879
Operating profit	64,043	98,061	209,529	312,386

Loss (gain) on disposal of assets	278	(120)	2,103	(135)
Loss (gain) on marketable securities and other investments	122	-	1,444	(21)
Loss on investments in associates	-	1,426	102	2,549
Impairment loss on investment in associates	-	12,707	-	12,707
Other income	(4,206)	(2,460)	(7,053)	(7,574)
Asset retirement obligation accretion	582	278	1,745	1,003
Interest and financing costs	6,832	9,748	23,153	31,310

Profit before income tax	60,435	76,482	188,035	272,547
Income tax expense	38,900	38,152	96,343	233,954
Profit for the period	21,535	38,330	91,692	38,593

Attributable to:
Shareholders of the Company	19,791	36,410	88,691	34,221
Non-controlling interests	1,744	1,920	3,001	4,372
Profit for the period	21,535	38,330	91,692	38,593

Weighted average number of shares outstanding
Basic	716,284	715,038	716,254	714,901
Diluted	716,284	715,364	716,254	715,229

Earnings per share attributable to shareholders of the Company:
Basic earnings per share	0.03	0.05	0.12	0.05
Diluted earnings per share	0.03	0.05	0.12	0.05

The accompanying notes are an integral part of these consolidated financial statements.

15

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
	$	$	$	$

Profit for the period	21,535	38,330	91,692	38,593
Other comprehensive gain (loss):
Change in fair value of available-for-sale financial assets	(687)	(321)	(840)	(1,721)
Realized gains on disposal of available-for-sale financial assets	142	-	901	(17)
Total other comprehensive gain (loss) for the period	(545)	(321)	61	(1,738)
Total comprehensive income for the period	20,990	38,009	91,753	36,855

Attributable to:
Shareholders of the Company	19,246	36,089	88,752	32,483
Non-controlling interests	1,744	1,920	3,001	4,372
	20,990	38,009	91,753	36,855

The accompanying notes are an integral part of these consolidated financial statements.

16

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2014	2013	2014	2013
		$	$	$	$
Cash flows generated from (used in):
Operating activities
Profit for the period		21,535	38,330	91,692	38,593
Items not affecting cash:
Asset retirement obligation accretion		582	278	1,745	1,003
Depreciation and amortization		39,341	40,461	129,008	112,809
Unrealized foreign exchange loss (gain)		708	(44)	584	480
Deferred income tax expense		12,516	7,388	22,183	143,836
Loss (gain) on disposal of assets		278	(120)	2,103	(135)
Loss on investments in associates		-	1,426	102	2,549
Impairment loss on investment in associates		-	12,707	-	12,707
Loss (gain) on marketable securities and other investments		122	-	1,444	(21)
Share based payments		3,253	3,765	15,528	15,933
Defined benefit pension plan expense		407	616	1,223	1,864
		78,742	104,807	265,612	329,618

Changes in non-cash working capital	9	13,447	15,454	(41,153)	(20,811)
		92,189	120,261	224,459	308,807
Investing activities
Net cash used on acquisition of subsidiary	4(a)	-	-	(30,318)	-
Purchase of property, plant and equipment		(102,758)	(119,055)	(291,105)	(336,818)
Proceeds from the sale of property, plant and equipment		(36)	412	140	604
Proceeds on production from tailings retreatment		6,539	9,438	27,096	24,666
Purchase of marketable securities		(818)	-	(1,670)	-
Proceeds from the sale of marketable securities		269	-	1,134	332
Investments in associates		-	-	-	(6,357)
Redemption of (investment in) term deposits		2,226	161,841	11,902	(59,600)
Increase (decrease) in restricted cash		11	(17)	13	(12)
		(94,567)	52,619	(282,808)	(377,185)
Financing activities
Issuance of common shares for cash		438	1,945	438	3,546
Investment by non-controlling interest	4(b)	-	-	40,000	-
Dividend paid to shareholders		(6,546)	(34,708)	(13,010)	(84,949)
Dividends paid to non-controlling interest		(3,410)	-	(4,225)	-
Purchase of treasury stock		-	-	(6,413)	(6,462)
Long-term and bank debt proceeds		8,127	3,565	24,490	15,977
Long-term and bank debt repayments		(16,240)	-	(32,622)	(10,354)
Loan financing costs		-	-	-	(383)
		(17,631)	(29,198)	8,658	(82,625)
Net increase (decrease) in cash and cash equivalents		(20,009)	143,682	(49,691)	(151,003)
Cash and cash equivalents - beginning of period		559,498	522,158	589,180	816,843

Cash and cash equivalents - end of period		539,489	665,840	539,489	665,840

The accompanying notes are an integral part of these consolidated financial statements.

17

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2014	2013	2014	2013
		$	$	$	$
Share capital
Balance beginning of period		5,314,813	5,306,947	5,314,589	5,300,957
Shares issued upon exercise of share options, for cash		438	1,945	438	3,546
Transfer of contributed surplus on exercise of options		101	694	101	1,683
Transfer of contributed surplus on exercise of deferred
phantom units		-	184	224	3,584
Balance end of period		5,315,352	5,309,770	5,315,352	5,309,770

Treasury stock
Balance beginning of period		(14,845)	(11,775)	(10,953)	(7,445)
Purchase of treasury stock		-	-	(6,413)	(6,462)
Shares redeemed upon exercise of restricted share units		1,365	691	3,886	2,823
Balance end of period		(13,480)	(11,084)	(13,480)	(11,084)

Contributed surplus
Balance beginning of period		37,197	71,389	78,557	65,382
Share based payments		3,390	3,685	15,140	16,213
Shares redeemed upon exercise of restricted share units		(1,365)	(691)	(3,886)	(2,823)
Recognition of other non-current liability and related costs	4(b)	(741)	-	(51,106)	-
Partial reversal of non-controlling interest acquired on buy-out		-	2,911	-	2,911
Transfer to share capital on exercise of options and deferred
phantom units		(101)	(878)	(325)	(5,267)
Balance end of period		38,380	76,416	38,380	76,416

Accumulated other comprehensive loss
Balance beginning of period		(16,450)	(25,952)	(17,056)	(24,535)
Other comprehensive gain (loss) for the period		(545)	(321)	61	(1,738)
Balance end of period		(16,995)	(26,273)	(16,995)	(26,273)

Retained earnings (deficit)
Balance beginning of period		(80,965)	542,446	(143,401)	594,876
Dividends paid		(6,546)	(34,708)	(13,010)	(84,949)
Profit attributable to shareholders of the Company		19,791	36,410	88,691	34,221
Balance end of period		(67,720)	544,148	(67,720)	544,148
Total equity attributable to shareholders of the Company		5,255,537	5,892,977	5,255,537	5,892,977
Non-controlling interests
Balance beginning of period		310,975	286,302	273,128	284,100
Profit attributable to non-controlling interests		1,744	1,920	3,001	4,372
Dividends declared to non-controlling interests		-	(7,584)	(3,410)	(7,584)
Increase (decrease) during the period	4(b)	-	(3,161)	40,000	(3,411)
Balance end of period		312,719	277,477	312,719	277,477

Total equity		5,568,256	6,170,454	5,568,256	6,170,454

The accompanying notes are an integral part of these consolidated financial statements.

18

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	General Information

Eldorado Gold Corporation (“Eldorado” or the “Company”) is a gold exploration, development, mining and production company. The Company has operations and ongoing exploration and development projects in Turkey, China, Greece, Brazil and Romania. The Company acquired Glory Resources Ltd (“Glory”) in March 2014. Glory has the Sapes project in Thrace, Greece.

Eldorado is a public company which is listed on the Toronto Stock Exchange and New York Stock Exchange and is incorporated and domiciled in Canada.

2.	Basis of preparation
a)	Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. They do not include all of the information and footnotes required by the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board for full annual financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2013.

The same accounting policies are used in the preparation of these unaudited condensed consolidated interim financial statements as for the most recent audited annual financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.

b)	Judgement and estimates

The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2013.

3.	Adoption of new accounting standards

The following interpretation of a standard has been adopted by the Company commencing January 1, 2014:

•	IFRIC 21 ‘Levies’ – This interpretation of IAS 37, ‘Provisions, Contingent Liabilities and Contingent Assets’, applies to the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. There was no impact on these unaudited condensed consolidated interim financial statements as a result of the adoption of this standard.

The following standards have been published and are mandatory for Eldorado’s annual accounting periods no earlier than January 1, 2017:

•	IFRS 9 ‘Financial Instruments’ – This standard was published in July 2014 and replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.
(1)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Adoption of new accounting standards (continued)
•	IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for fiscal years ending on or after December 31, 2017, with early adoption permitted. The Company does not expect this standard to have a material impact on its financial statements.

4.	Acquisitions and other transactions
a)	Acquisition of Glory

Eldorado completed the acquisition of all of the issued and outstanding common shares of Glory that it did not already own on March 14, 2014. As a result, Eldorado acquired a 100% interest in the Sapes project in Thrace, Greece. Prior to the transaction, Eldorado owned 19.9% interest in Glory and the investment was accounted for as an investment in associate.

Total consideration of $39,219 included cash for 179,504,179 shares in the amount of $27,583, an option buy-out payment of $1,590 to holders of Glory options, and $10,046 related to the 44,595,920 shares of Glory that Eldorado had purchased prior to the off-market takeover bid. A total of $1,229 was incurred as transaction costs and was capitalized as property, plant and equipment.

This transaction has been accounted for as an acquisition of assets and liabilities as Glory did not constitute a business, as defined in IFRS 3. Other than a small working capital amount the remainder of the value for this transaction was assigned to property, plant and equipment.

Eldorado paid net cash of $30,318 as a result of the transaction. This net reduction of cash was a result of an acquired cash balance of $84 less cash consideration of $29,173 and transaction costs of $1,229.

b)	Eastern Dragon agreement

In March 2014, the Company, through one of its subsidiaries, entered into a Subscription and a Shareholders agreement (“Agreements”) with a third party (“Third Party”).

As a result of these Agreements, Third Party acquired 21.5% of the total ordinary shares of Sino Gold Tenya (HK) Limited (“Tenya”), a subsidiary of the Company, and indirectly a 20% interest in the Eastern Dragon Project.

Under the terms of the Agreements, Third Party has the right to require Eldorado to purchase or procure the purchase by another party of Third Party’s shares in Tenya at a fixed price (“Put Option”) for 90 days following the second anniversary of the Agreements.

The Agreements include other rights and obligations of the Company and Third Party associated with the advancement of the Eastern Dragon Project.

This transaction has been accounted as an equity transaction with the recognition of a non-controlling interest in the amount of $40,000 representing the consideration received. A liability in the amount of $46,970 has been recorded at the transaction date, representing the present value of the redemption amount of the Put Option and $2,654 of transaction costs were recorded against equity. Future changes in the present value of the redemption amount of the Put Option are being charged against equity. The present value of the liability representing the Put Option as of September 30, 2014 is $48,452.

(2)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	Debt

	September 30, 2014 $	December 31, 2013 $
Current:
Jinfeng China Merchant Bank (“CMB”) working capital loan (a)	8,127	16,402

Non-current:
Senior notes (b)	586,652	585,006
Total debt	594,779	601,408

(a) Jinfeng CMB working capital loan

On January 16, 2013, Jinfeng entered into a RMB 100.0 million ($16,254) working capital loan with CMB. Each drawdown bears fixed interest at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. The Facility had a term of up to one year, from January 16, 2013 to January 14, 2014. In January 2014, the term of the facility was extended to January 28, 2015. This facility is unsecured.

During the quarter ended September 30, 2014, Jinfeng repaid the full amount under this facility and concurrently drew down RMB 50.0 million ($8,127) and has used the proceeds to fund working capital obligations. All tranches of the loan have a term of six months and a fixed interest rate of 5.6%.

(b) Senior notes

On December 10, 2012, the Company completed an offering of $600.0 million senior notes (“the notes”) at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. Net deferred financing costs of $13,348 have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

The fair market value of the notes as at September 30, 2014 was $600.4 million.

(c) Entrusted loan

In November 2010, Eastern Dragon, HSBC Bank (China) and Qinghai Dachaidan Mining Ltd (“QDML”), our 90% owned subsidiary, entered into a RMB 12.0 million ($1,950) entrusted loan agreement, which has been increased to RMB 720.0 million ($117,026) through a series of amendments.

Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon. The loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. Each draw down has a term of three months and can be rolled forward at the discretion of QDML. The interest rate on this loan as at September 30, 2014 was 4.59%.

As at September 30, 2014, RMB 647.1 million ($105,177) had been drawn under the entrusted loan.

Subsequent to September 30, 2014, RMB 0.7 million ($117) was drawn under this loan.

The entrusted loan has been recorded on a net settlement basis.

(3)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

6.	Share capital

Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At September 30, 2014 there were no non-voting common shares outstanding (December 31, 2013 – none).

Voting common shares	Number of Shares	Total $

At January 1, 2014	716,216,690	5,314,589
Share issued upon exercise of share options, for cash	60,914	438
Estimated fair value of share options exercised		101
Common shares issued for deferred phantom units	31,920	224

At September 30, 2014	716,309,524	5,315,352

7.	Share-based payments

(a) Share option plans

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2014
	Weighted average exercise price Cdn$	Number of options
At January 1,	13.20	16,753,421
Granted	7.82	6,210,824
Exercised	7.84	(60,914)
Forfeited	12.53	(1,505,904)
At September 30,	11.70	21,397,427

At September 30, 2014, 15,598,680 share options (September 30, 2013 – 12,347,754) with a weighted average exercise price of Cdn$12.86 (September 30, 2013 – Cdn$13.42) had vested and were exercisable.

Share based compensation expense related to share options for the quarter ended September 30, 2014 was $2,014 (YTD – $9,091).

(b) Restricted share unit plan

A total of 877,753 restricted share units (“RSUs”) at a grant-date fair value of Cdn$7.84 per unit were granted during the period ended September 30, 2014 under the Company’s RSU plan and 292,584 RSUs were exercisable as at September 30, 2014.

The fair value of each RSU issued is determined as the closing share price at grant date. The current maximum number of common shares authorized for issue under the RSU plan is 5,000,000.

(4)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.	Share-based payments (continued)

A summary of the status of the restricted share unit plan and changes during the quarter ended September 30, 2014 is as follows:

Total RSUs
Balance at December 31, 2013	774,845
RSUs Granted	877,753
Redeemed	(528,062)
Forfeited	-
Balance at September 30, 2014	1,124,536

As at September 30, 2014, 1,124,536 common shares purchased by the Company remain held in trust in connection with this plan. At the end of the period, 320,069 restricted share units are fully vested and exercisable. These shares purchased and held in trust have been included in treasury stock in the balance sheet.

Restricted share units expense for the period ended September 30, 2014 was $1,376 (YTD – $6,049).

(c) Deferred share units plan

At September 30, 2014, 253,865 deferred share units (“DSUs”) were outstanding with a value of $1,711, which is included in accounts payable and accrued liabilities.

Compensation income related to the DSUs was $137 for the period ended September 30, 2014 (YTD expense – $388).

8.	Fair value of financial instruments

Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.

The three levels of the fair value hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•	Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).
•	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The only assets measured at fair value as at September 30, 2014 are marketable securities. No liabilities are measured at fair value on a recurring basis as at September 30, 2014.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in Level 1. Instruments included in Level 1 comprise primarily publicly-traded equity investments classified as held-for-trading securities or available-for-sale securities.

With the exception of the fair market value of our senior notes (note 5b), all carrying amounts of financial instruments approximate their fair value.

(5)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.	Supplementary cash flow information
	Three months ended September 30,		Nine months ended September 30,
	2014 $	2013 $	2014 $	2013 $

Changes in non-cash working capital
Accounts receivable and other	(3,955)	16,800	(15,010)	11,109
Inventories	5,859	(4,909)	10,224	(6,815)
Accounts payable and accrued liabilities	11,543	3,563	(36,367)	(25,105)
Total	13,447	15,454	(41,153)	(20,811)

Supplementary cash flow information
Income taxes paid	26,024	20,533	66,357	77,802
Interest paid	188	348	17,548	17,704

10.	Segment information

Identification of reportable segments

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or CODM) in assessing performance and in determining the allocation of resources.

The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include gross profit (loss), expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at September 30, 2014, Eldorado had six reportable segments based on the geographical location of mining and exploration and development activities.

10.1 Geographical segments

Geographically, the operating segments are identified by country and by operating mine or mine under construction as follows:

•	The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey.
•	The China reporting segment includes the Tanjianshan (“TJS”), Jinfeng and White Mountain mines, the Eastern Dragon project and exploration activities in China.
•	The Brazil reporting segment includes the Vila Nova mine, Tocantinzinho project and exploration activities in Brazil.
•	The Greece reporting segment includes the Stratoni mine, the Olympias, Skouries, Perama Hill and Sapes projects and exploration activities in Greece.
•	The Romania reporting segment includes the Certej project and exploration activities in Romania.
•	Other reporting segment includes operations of Eldorado’s corporate office and exploration activities in other countries.

Financial information about each of these operating segments is reported to the CODM on at least a monthly basis.

(6)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10. Segment information (continued)

For the three months ended September 30, 2014
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	135,913	106,087	6,267	15,243	-	-	263,510
Production costs	49,413	54,334	8,046	11,710	-	-	123,503
Inventory write-down	-	-	7,577	-	-	-	7,577
Depreciation	12,689	22,894	1,267	2,345	1	145	39,341
Gross profit (loss)	73,811	28,859	(10,623)	1,188	(1)	(145)	93,089

Other material items of income and expense
Exploration costs	691	813	986	234	242	522	3,488
Income tax expense (recovery)	28,544	7,976	1,377	1,003	-	-	38,900

Additions to property, plant and
equipment during the period	20,328	12,264	1,227	67,748	3,915	25	105,507

For the three months ended September 30, 2013
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales to external customers	150,160	117,762	9,414	9,918	-	-	287,254
Production costs	45,461	61,383	7,297	6,612	-	-	120,753
Depreciation	10,081	26,510	1,174	2,282	-	414	40,461
Gross profit (loss)	94,618	29,869	943	1,024	-	(414)	126,040

Other material items of income and expense
Exploration expenses	5,370	1,484	1,395	274	154	1,189	9,866
Income tax expense (recovery)	32,569	9,067	195	(3,679)	-	-	38,152

Additions to property, plant and
equipment during the period	42,429	27,928	1,088	41,832	5,597	771	119,645

(7)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10. Segment information (continued)

For the nine months ended September 30, 2014
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	387,885	351,879	28,763	40,350	-	-	808,877
Production costs	146,934	174,175	27,074	32,629	-	-	380,812
Inventory write-down	-	-	7,577	-	-	-	7,577
Depreciation	38,706	78,898	4,338	6,505	1	560	129,008
Gross profit (loss)	202,245	98,806	(10,226)	1,216	(1)	(560)	291,480

Other material items of income and expense
Exploration costs	1,805	1,932	3,156	880	1,363	2,137	11,273
Income tax expense (recovery)	62,239	27,529	572	6,003	-	-	96,343

Additions to property, plant and
equipment during the period	61,367	32,742	3,106	187,784	9,588	295	294,882

Information about assets and liabilities
Property, plant and equipment (*)	875,588	1,424,597	203,770	2,739,708	626,491	2,000	5,872,154
Goodwill	-	52,514	-	473,782	-	-	526,296
	875,588	1,477,111	203,770	3,213,490	626,491	2,000	6,398,450

Debt	-	8,127	-	-	-	586,652	594,779

For the nine months ended September 30, 2013
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales to external customers	489,756	333,230	33,254	36,011	-	-	892,251
Production costs	145,828	167,466	21,858	32,102	-	-	367,254
Depreciation	32,161	68,095	3,281	7,859	-	1,413	112,809
Gross profit (loss)	311,767	97,669	8,115	(3,950)	-	(1,413)	412,188

Other material items of income and expense
Exploration expenses	10,335	4,458	5,876	1,188	637	5,236	27,730
Income tax expense	85,367	24,503	1,899	122,022	108	55	233,954

Additions to property, plant and
equipment during the period	137,920	77,562	8,612	99,247	17,440	1,649	342,430

For the year ended December 31, 2013
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$

Information about assets and liabilities
Property, plant and equipment (*)	854,893	1,461,592	201,791	2,546,935	616,906	2,265	5,684,382
Goodwill	-	52,514	-	473,782	-	-	526,296
	854,893	1,514,106	201,791	3,020,717	616,906	2,265	6,210,678

Debt	-	16,402	-	-	-	585,006	601,408

* Net of revenues from sale of production from tailings retreatment

(8)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.   Segment information (continued)

The Turkey and China segments derive their revenues from sales of gold. The Brazil segment derives its revenue from sales of iron ore. The Greece segment derives its revenue from sales of zinc, lead and silver concentrates.

The measure of total debt represents the current and long-term portions of debt.

10.2 Economic dependence

At September 30, 2014, each of our Chinese mines had one major customer, to whom each sells its entire production, as follows:

TJS Mine	Henan Zhongyuan Gold Smelter Factory Co. Ltd.of Zhongjin Gold Holding Co. Ltd.
Jinfeng Mine	China National Gold Group
White Mountain Mine	Refinery of Shandong Humon Smelting Co. Ltd.

10.3 Seasonality/cyclicality of operations
Management does not consider operations to be of a significant seasonal or cyclical nature.

(9)

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2014

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)

for the three and nine-month periods ended September 30, 2014

Throughout this MD&A, Eldorado, we, us, our and the Company mean Eldorado Gold Corporation.

This quarter means the third quarter of 2014. All dollar amounts are in United States dollars unless stated otherwise.

The information in this MD&A is as of October 30, 2014. You should also read our audited consolidated financial statements for the year ended December 31, 2013 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the unaudited interim condensed consolidated financial statements for the three and nine-month periods ended September 30, 2014 prepared in accordance with International Accounting Standard (IAS) 34 – “Interim Financial Reporting”. We file our financial statements and MD&A with appropriate regulatory authorities in Canada and the United States. You can find more information about Eldorado, including our Annual Information Form, on SEDAR at www.sedar.com.

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates gold mines around the world. Its activities involve all facets of the gold mining industry including exploration and evaluation, development, production and reclamation.

Operating gold mines:

•	Kisladag, in Turkey (100%)
•	Efemcukuru, in Turkey (100%)
•	Tanjianshan, in China (90%)
•	Jinfeng, in China (82%)
•	White Mountain, in China (95%)

Gold projects:

•	Skouries, in Greece (95%)
•	Olympias, in Greece (95%)
•	Perama Hill, in Greece (100%)
•	Sappes, in Greece (100%)
•	Certej, in Romania (81%)
•	Eastern Dragon, in China (75%)
•	Tocantinzinho, in Brazil (100%)

Other mines:

•	Vila Nova – iron ore, in Brazil (100%)
•	Stratoni – silver, lead, zinc, in Greece (95%)

Eldorado’s common shares are listed on the following exchanges:

•	Toronto Stock Exchange (TSX) under the symbol ELD
•	New York Stock Exchange (NYSE) under the symbol EGO

ELD is part of the S&P/TSX Global Gold Index. EGO is part of the AMEX Gold BUGS Index.

1

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2014

Third quarter summary results

Selected consolidated financial information

•	Net profit attributable to shareholders of the Company was $19.8 million ($0.03 per share), compared to $36.4 million ($0.05 per share) in the third quarter of 2013.

•	Gold revenues were $241.2 million (2013 - $266.4 million) on sales of 189,321 ounces of gold at an average realized gold price of $1,274 per ounce (2013 – 199,117 ounces at $1,338 per ounce).

•	Liquidity of $937.3 million, including $562.3 million in cash, cash equivalents and term deposits, and $375.0 million in undrawn lines of credit.

Selected performance measures (1)

•	Gold production of 192,578 ounces, including Olympias production from tailings retreatment (2013 – 204,620 ounces).

•	Cash operating costs averaged $488 per ounce sold (2013 – $472 per ounce sold).

•	All-in sustaining cash costs averaged $771 per ounce.

•	Gross profit from gold mining operations was $102.0 million (2013 – $123.1 million).

•	Adjusted net earnings of $36.1 million ($0.05 per share) compared to adjusted net earnings of $54.4 million ($0.08 per share) in 2013.

•	Cash generated from operating activities before changes in non-cash working capital was $78.7 million (2013 – $104.8 million).

(1) Throughout this MD&A we use cash operating cost per ounce, total cash costs per ounce, all-in sustaining cost per ounce, gross profit from gold mining operations, adjusted net earnings, and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. These are non-IFRS measures. Please see page 11 for an explanation and discussion of these non-IFRS measures.

2

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2014

Review of Financial Results

Summarized financial results	3 months ended September 30,		9 months ended September 30,
	2014	2013	2014	2013
Revenues (millions)	$263.5	$287.3	$808.9	$892.3
Gold revenues (millions)	$241.2	$266.4	$736.4	$817.2
Gold sold (ounces)	189,321	199,117	570,570	564,723
Average realized gold price (US$ per ounce)	$1,274	$1,338	$1,291	$1,447
Cash operating costs (US$ per ounce sold)	$488	$472	$499	$485
Total cash cost (US$ per ounce sold)	$543	$528	$556	$544
All-in sustaining cash cost (US$ per ounce sold)	$771	n/a	$796	n/a
Gross profit from gold mining operations (millions)	$102.0	$123.1	$298.2	$404.2
Adjusted net earnings (millions)	$36.1	$54.4	$109.2	$186.0
Net profit (loss) attributable to shareholders of the Company (millions)	$19.8	$36.4	$88.7	$34.2
Earnings (loss) per share attributable to shareholders of the Company – Basic (US$/share)	$0.03	$0.05	$0.12	$0.05
Earnings (loss) per share attributable to shareholders of the Company – Diluted (US$/share)	$0.03	$0.05	$0.12	$0.05
Dividends paid (Cdn$/share)	$0.01	$0.05	$0.02	$0.12
Cash flow from operating activities before changes in non-cash working capital (millions)	$78.7	$104.8	$265.6	$329.6

Net income attributable to shareholders of the Company for the quarter was $19.8 million (or $0.03 per share), compared with $36.4 million (or $0.05 per share) in the third quarter of 2013. Net income was impacted by a non-cash $7.6 million iron ore inventory write-down related to Vila Nova. Gold revenues of $241.2 million were nine percent lower year over year due to lower gold prices and ounces sold. Gross profit from gold mining operations was seventeen percent lower than that of the third quarter of 2013 reflecting lower profit margins and sales volumes. Total cash cost per ounce increased three percent year over year. Adjusted net earnings were $36.1 million or $0.05 per share compared with $54.4 million or $0.08 per share in the third quarter of 2013.

Exploration expenses fell $6.4 million year over year reflecting changes in the Company’s exploration program in response to lower gold prices. The Company reported a foreign exchange loss of $4.5 million for the quarter as compared to a gain of $0.9 million for the third quarter of 2013 mainly as a result of the impact on cash deposits of the weakening of the Canadian, Brazilian and Turkish currencies against the US dollar. Interest and financing costs fell $2.9 million year over year, reflecting an increase in capitalization of interest on the Company’s Greek development projects.

The effective tax rate for the quarter was sixty-four percent as compared to a rate of fifty percent in the third quarter of 2013. The increase in the effective tax rate year over year was due to the impact of the fall in the Turkish lira on the deferred tax balances of the Company’s Turkish entity as well as an increase in the percentage of unrecognized tax losses due to lower profits.

3

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2014

Operations update

Summarized Operating Results	3 months ended September 30,		9 months ended September 30,
	2014	2013	2014	2013
Gross profit – gold mining operations (millions)	$102.0	$123.1	$298.2	$404.2
Ounces produced – including Olympias production from tailings retreatment	192,578	204,620	589,652	552,359
Cash operating costs ($ per ounce sold)	$488	$472	$499	$485
Total cash cost ($ per ounce sold)	$543	$528	$556	$544
Kisladag
Gross profit – gold mining operations (millions)	$62.9	$79.5	$163.1	$242.1
Ounces produced	78,030	84,762	222,085	231,718
Cash operating costs ($ per ounce sold)	$411	$324	$435	$328
Total cash cost ($ per ounce sold)	$427	$343	$454	$349
Efemcukuru
Gross profit – gold mining operations (millions)	$10.3	$13.9	$36.6	$64.9
Ounces produced	26,838	23,438	78,841	69,583
Cash operating costs ($ per ounce sold)	$547	$551	$541	$558
Total cash cost ($ per ounce sold)	$564	$568	$562	$586
Tanjianshan
Gross profit – gold mining operations (millions)	$12.7	$15.3	$39.7	$49.6
Ounces produced	25,387	28,179	79,556	82,324
Cash operating costs ($ per ounce sold)	$381	$377	$399	$405
Total cash cost ($ per ounce sold)	$563	$557	$575	$589
Jinfeng
Gross profit – gold mining operations (millions)	$12.4	$9.9	$41.7	$26.9
Ounces produced	39,421	40,212	126,284	90,843
Cash operating costs ($ per ounce sold)	$609	$684	$590	$743
Total cash cost ($ per ounce sold)	$693	$767	$673	$831
White Mountain
Gross profit – gold mining operations (millions)	$3.7	$4.5	$17.0	$20.7
Ounces produced	18,130	19,287	65,603	57,664
Cash operating costs ($ per ounce sold)	$648	$713	$611	$693
Total cash cost ($ per ounce sold)	$691	$751	$651	$734
Olympias
Ounces produced from tailings retreatment	4,772	8,742	17,283	20,227

4

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2014

Kisladag

Operating Data	3 months ended September 30,		9 months ended September 30,
	2014	2013	2014	2013
Tonnes placed on pad	3,326,835	3,336,465	9,621,645	9,553,306
Average treated head grade - grams per tonne (g/t)	1.28	1.28	1.11	1.28
Gold (ounces)
- Produced	78,030	84,762	222,085	231,718
- Sold	82,374	85,029	222,041	231,959
Cash operating costs (per ounce sold)	$411	$324	$435	$328
Total cash costs (per ounce sold)	$427	$343	$454	$349
Financial Data (millions)
Gold revenues	$105.2	$113.4	$285.4	$336.5
Depreciation and depletion	$6.8	$4.1	$19.5	$10.9
Gross profit – gold mining operations	$62.9	$79.5	$163.1	$242.1
Sustaining capital expenditures	$5.4	$8.4	$30.5	$19.0

Gold production for the quarter at Kisladag was lower year over year due to lower average head grade of ore placed on the leach pad. Run of mine ore contributed to increased tonnes placed on the pad during the quarter. Cash costs were higher than in the same period in 2013 due to an increase in production waste mining (2014 – 6.4 million tonnes versus 2013 – 0.2 million tonnes). Capital expenditures during the quarter included waste stripping and leach pad construction.

Efemcukuru

Operating Data	3 months ended September 30,		9 months ended September 30,
	2014	2013	2014	2013
Tonnes Milled	106,942	105,641	324,149	301,869
Average treated head grade - grams per tonne (g/t)	9.08	8.50	8.54	8.77
Average Recovery Rate (to Concentrate)	93.3%	93.2%	93.2%	93.6%
Gold (ounces)
- Produced	26,838	23,438	78,841	69,583
- Sold	24,033	26,410	77,115	101,888
Cash operating costs (per ounce sold)	$547	$551	$541	$558
Total cash costs (per ounce sold)	$564	$568	$562	$586
Financial Data (millions)
Gold revenues	$30.0	$35.4	$99.7	$148.1
Depreciation and depletion	$5.8	$5.9	$18.9	$20.9
Gross profit – gold mining operations	$10.3	$13.9	$36.6	$64.9
Sustaining capital expenditures	$7.7	$5.3	$18.9	$21.8

Gold production during the quarter at Efemcukuru was higher year over year due to higher mill throughput and average treated head grade. Sales during the quarter were lower year over year due to the timing of concentrate shipments. Cash operating costs per ounce were lower due to higher average treated head grade and continued cost reduction efforts. Capital spending during the quarter included costs related to capitalized underground development, mobile equipment, surface infrastructure, and process improvements.

5

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2014

Tanjianshan

Operating Data	3 months ended September 30,		9 months ended September 30,
	2014	2013	2014	2013
Tonnes Milled	281,862	285,406	823,698	805,532
Average treated head grade - grams per tonne (g/t)	3.50	3.40	3.41	3.54
Average Recovery Rate	81.4%	82.9%	81.5%	82.5%
Gold (ounces)
- Produced	25,387	28,179	79,556	82,324
- Sold	25,387	28,179	79,556	82,324
Cash operating costs (per ounce sold)	$381	$377	$399	$405
Total cash costs (per ounce sold)	$563	$557	$575	$589
Financial Data (millions)
Gold revenues	$32.1	$38.1	$102.7	$119.0
Depreciation and depletion	$4.9	$6.7	$16.7	$20.0
Gross profit – gold mining operations	$12.7	$15.3	$39.7	$49.6
Sustaining capital expenditures	$2.1	$4.2	$6.9	$9.3

Gold production during the quarter at Tanjianshan was lower year over year as a result of lower tonnage throughput and lower recovery rate due to the treatment of stockpile material. Capital spending included resource evaluation activities and waste stripping.

Jinfeng

Operating Data	3 months ended September 30,		9 months ended September 30,
	2014	2013	2014	2013
Tonnes Milled	353,048	363,798	1,090,006	1,052,406
Average treated head grade - grams per tonne (g/t)	3.86	3.66	4.01	3.15
Average Recovery Rate	87.1%	88.0%	87.1%	85.0%
Gold (ounces)
- Produced	39,421	40,212	126,284	90,843
- Sold	39,397	40,212	126,255	90,888
Cash operating costs (per ounce sold)	$609	$684	$590	$743
Total cash costs (per ounce sold)	$693	$767	$673	$831
Financial Data (millions)
Gold revenues	$50.7	$53.8	$163.7	$129.7
Depreciation and depletion	$11.0	$13.0	$37.0	$27.2
Gross profit – gold mining operations	$12.4	$9.9	$41.7	$26.9
Sustaining capital expenditures	$0.9	$15.0	$8.0	$44.3

Gold production during the quarter at Jinfeng was lower year over year due to an increase in gold in circuit inventory. Cash operating costs per ounce were lower mainly due to less waste tonnage from the open pit. Capital spending during the quarter included underground mine development and tailings dam construction.

6

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2014

White Mountain

Operating Data	3 months ended September 30,		9 months ended September 30,
	2014	2013	2014	2013
Tonnes Milled	218,500	209,581	632,923	611,548
Average treated head grade - grams per tonne (g/t)	2.79	3.28	3.48	3.44
Average Recovery Rate	89.4%	84.0%	88.1%	85.5%
Gold (ounces)
- Produced	18,130	19,287	65,603	57,664
- Sold	18,130	19,287	65,603	57,664
Cash operating costs (per ounce sold)	$648	$713	$611	$693
Total cash costs (per ounce sold)	$691	$751	$651	$734
Financial Data (millions)
Gold revenues	$23.2	$25.7	$84.9	$83.9
Depreciation and depletion	$6.9	$6.7	$25.0	$20.6
Gross profit – gold mining operations	$3.7	$4.5	$17.0	$20.7
Sustaining capital expenditures	$5.8	$9.1	$15.1	$20.9

Gold production during the quarter at White Mountain was lower year over year mainly as a result of lower average treated head grade, partially offset by higher average recovery rates. Cash operating costs per ounce decreased year over year mainly due to reduced backfill costs. Capital spending this quarter included underground development, exploration and delineation, and camp improvements.

Vila Nova

Operating Data	3 months ended September 30,		9 months ended September 30,
	2014	2013	2014	2013
Tonnes Processed	208,583	219,925	602,785	612,700
Iron Ore Produced	180,152	189,858	517,951	528,456
Average Grade (% Fe)	63.4%	63.2%	63.0%	63.1%
Iron Ore Tonnes
- Sold	135,093	126,835	439,993	338,256
Average Realized Iron Ore Price	$46	$74	$65	$98
Cash Costs (per tonne produced)	$60	$58	$62	$65
Financial Data (millions)
Revenues	$6.3	$9.4	$28.8	$33.3
Depreciation and depletion	$1.3	$1.2	$4.3	$3.3
Gross profit / loss from mining operations	($10.6)	$0.9	($10.2)	$8.1
Sustaining capital expenditures	$0	$0.3	$1.0	$3.9

The Company recorded a $7.6 million inventory write-down against gross profit/loss for Vila Nova during the quarter as a result of the continued fall in iron ore prices, and has decided to place the mine on care and maintenance pending a review of options to return it to profitability. Not including the inventory write-down, Vila Nova recorded a loss of $3.0 million for the quarter compared with gross profit of $0.9 million in the third quarter of 2013.

7

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2014

Stratoni

Operating Data	3 months ended September 30,		9 months ended September 30,
	2014	2013	2014	2013
Tonnes ore mined (wet)	60,006	60,011	174,523	174,245
Tonnes ore processed (dry)	58,230	56,463	169,227	167,315
Pb grade (%)	5.63%	6.33%	5.96%	6.39%
Zn grade (%)	9.66%	9.37%	10.75%	9.49%
Ag grade (g/t)	146	161	153	166
Tonnes of concentrate produced	14,363	14,586	46,013	42,918
Tonnes of concentrate sold	15,884	12,096	45,590	42,847
Average realized concentrate price (per tonne)	$960	$820	$885	$840
Cash Costs (per tonne of concentrate sold)	$737	$547	$716	$749
Financial Data (millions)
Revenues	$15.2	$9.9	$40.3	$36.0
Depreciation and depletion	$2.3	$2.2	$6.3	$7.5
Gross profit from mining operations	$1.3	$1.1	$1.5	($3.6)
Sustaining capital expenditures	$1.2	$1.4	$2.7	$2.0

Combined metal concentrate production at Stratoni for the quarter was the same year over year, with lower lead concentrate production offset by higher zinc concentrate production as a result of changes in metal head grades. Concentrate sales were higher year over year due to the timing of sales. Prices received for lead and zinc concentrates were both higher year on year.

Development project update

Kisladag Mine Expansion

During the third quarter work began at Kisladag on the engineering of an additional 7.5 million tonnes per year (“Mtpa”) crushing/screening circuit and its integration with the new gyratory crusher station. Work also began on the design of a new stockpile facility to provide feed to the existing crushing/screening circuit as well as the additional 7.5 Mtpa circuit. Total capacity for crushed ore will be raised to 20 Mtpa as per the expansion plan approved during the second quarter. Work continued during the quarter on upgrading the overland conveyor and stacking system that feeds the leach pad to handle the additional mine crusher throughput. Capital spending totaled $6.8 million during the quarter.

Skouries

The mill foundations at Skouries were completed during the quarter. These include the semi-autogenous grind (“SAG”) mill, ball mill, and the regrind mills. A key milestone of the project was also achieved, with the transportation to site, and start of installation of the SAG and ball mill shells. Placement of the rest of the mills is scheduled to be completed during the fourth quarter. During the quarter the project received approval of the technical study for the construction of the first tailings dam which has allowed construction work of the tailings dams to start in the fourth quarter. Piling also commenced in the flotation building area. During the quarter, pit preparation work continued with the removal of topsoil and overburden from the open pit. The pit work will increase during the fourth quarter as waste material is mined for construction of the tailings dam facility. The procurement process for the open pit mining contractor also began during the quarter with a site visit by potential bidders on the contract.

8

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2014

Progress continued on the underground decline with the advance rate improving. Capital spending totaled $35.4 million during the quarter.

Olympias

A total of 137,566 tonnes of tailings were reprocessed during the quarter at a grade of 2.69 grams per tonne. A total of 4,772 payable ounces of gold in concentrate were produced. Cash proceeds from the sale of concentrate generated $6.5 million during the quarter on 5,393 ounces of gold in concentrate. Capital spending totalled $27.9 million during the quarter including $8.4 million related to tailings reprocessing, production royalties and transportation and selling costs, $2.2 million related to capitalized interest, and the remainder on mine development as well as Phase II engineering.

Plans for transitioning the plant operation from Phase l tailings retreatment to Phase II processing of underground ore continued to be studied during the quarter. The plans are based on upgrading the existing plant facilities to handle a throughput of up to 650,000 tonnes per year of ore to produce gold, lead/silver and zinc concentrates.

Perama Hill

Preliminary engineering was completed with the final front end engineering design report received during the quarter. The Company continues to work with Greek government authorities to facilitate approval of the Environmental Impact Assessment (“EIA”). Capital spending totaled $1.6 million during the quarter.

Certej

During the quarter the feasibility study commenced in order to optimize the expanded resource and improve the metallurgical design. Construction permits were obtained for the 2014 site works program allowing mobilization of the site earthworks contractor to begin rough grading of the south plant site and construction of the pilot water treatment plant. Capital spending totaled $3.6 million during the quarter.

Tocantinzinho

During the quarter work continued on optimization of the Tocantinzinho feasibility study. Following a review of the geological model, which updated the overall tonnes and grade in the deposit, a rework of the mine design and plant throughput has been incorporated into the ongoing optimization analysis. Access to the site was upgraded to improve surface conditions and drainage. Construction on a portion of the recently approved forest road was begun. Capital spending totaled $1.2 million during the quarter.

Eastern Dragon

The Eastern Dragon site continued under care and maintenance during the quarter with permitting activities ongoing. The Company was informed that approval of the project EIA is to be conducted by the Heilionjiang Provincial Environment Protection Bureau. Site personnel continued to provide support to the permitting team, particularly at the local and provincial level.

Exploration update

During the third quarter, a total of 19,000 metres of exploration drilling were completed at the Company’s mine sites, development projects, and exploration projects.

Greece

In the Halkidiki District, a 6,000 metre drilling program continued during the quarter at the Piavitsa deposit, which is located 2 kilometres west of the Stratoni project. This program consists largely of infill drillholes, designed to confirm the continuity of mineralization delineated in widely-spaced drillholes drilled during 2012 and 2013. Results to date showed grades and thicknesses in general agreement with the resource model.

9

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2014

At the Stratoni mine, step-out drilling targeted the western and down-dip extensions of the orebody. The best results were obtained from just below the current production levels where thick massive sulfide intercepts indicate down-dip continuity of the orebody.

In the Perama / Sapes district, exploration activities during the quarter focused on updating the geological model for the Sapes deposit for the purposes of refining the resource model and identifying exploration drilling targets.

Romania

In the Certej project area, exploration drilling during the quarter tested satellite targets at Magura and Bocsa, both of which were sites of historical underground exploration. No significant results were obtained from the first three drillholes on these targets. These prospects will be further tested during the fourth quarter, upon receipt of required drilling permits.

At Muncel, located 15 kilometres southwest of Certej, the final three drillholes of the first phase of exploration drilling were completed. One of these was abandoned after intersecting underground workings, while the other two cut weak to moderate zones of sulfide stringer veinlets.

The Certej deposit is currently the subject of a detailed geological reinterpretation program, which will be completed in the fourth quarter with updated deposit geology and resource models.

Turkey

Exploration drilling during the quarter in Turkey was limited to the Efemcukuru project, where 2,900 metres of drilling tested the Dedebag vein system and segments of the Kokarpinar vein. The best results were obtained from the central and northern portions of the Kokarpinar vein, where several metres of sulfide-rich rhodochrosite vein intercepts of several metres width were obtained.

Reconnaissance exploration activities included mapping and sampling of volcanic centres in the greater Kisladag region to evaluate potential for buried porphyry systems, and evaluations of regional prospects in the northern part of the country.

China

At Tanjianshan, drilling programs were completed at the Dushugou prospect and at the Qinlongtan (“QLT”) deposit. At QLT drilling confirmed the continuity of the QLT Northwest zone in the previously untested gap between the 2013 drillholes and the QLT open pit.

Exploration drilling at the White Mountain mine (4,700 metres completed) tested step-outs along-strike and down-plunge from the ore body. Mining grades and thicknesses were confirmed in five separate areas, with highest grades encountered in the North and North Deep ore zones. Surface drilling of the North Deep zone also commenced during the quarter.

Brazil

Exploration drilling during the quarter in Brazil tested two projects in the Tapajos region. At the Ruben Zilio project, located along strike southeast of Tocantinzinho, soil geochemical anomalies were tested in three target areas; none of this drilling identified significant mineralization. At Tocantinzinho, additional sampling extended the Cu-Mo-Au mineralization over a 6 km trend. Four drillholes tested different areas of this anomaly, and all encountered intervals of quartz and sulfide vein mineralization.

10

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2014

Quarterly results

millions (except per share amounts)

	2014	2014	2014	2013	2013	2013	2013	2012
	Third quarter	Second quarter	First quarter	Fourth quarter	Third quarter	Second quarter	First quarter	Fourth quarter
Total revenues	$263.5	$265.5	$279.9	$231.7	$287.3	$266.9	$338.1	$350.0
Profit (loss)	$19.8	$37.6	$31.3	($687.5)	$36.4	$43.3	($45.4)	$115.0
Earnings (loss) per share
- basic	$0.03	$0.05	$0.04	($0.96)	$0.05	$0.06	($0.06)	$0.16
- diluted	$0.03	$0.05	$0.04	($0.96)	$0.05	$0.06	($0.06)	$0.16

Quarterly loss for the first quarter of 2013 was due to a one-time $125.2 million non-cash adjustment related to an increase in Greek income tax rates. Quarterly loss for the fourth quarter of 2013 was due to a one-time $684.6 million impairment charge.

Non-IFRS measures

Throughout this document, we have provided measures prepared in accordance with IFRS, as well as some non-IFRS performance measures as additional information for investors who also use them to evaluate our performance. Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare us against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS. We have defined our non-IFRS measures below and reconciled them with the IFRS measures we report.

Cash operating cost and total cash cost

The table below reconciles cash operating cost from our gold mining operations to production costs. We calculate costs according to the Gold Institute Standard. Total cash cost is the sum of cash operating cost, royalty expense and production tax expense.

Reconciliation of cash operating costs to production costs	2014	2013	2014	2013
millions (except for gold ounces sold and cash operating cost per ounce sold)	Third quarter	Third quarter	Year to date	Year to date
Production costs – excluding Vila Nova and Stratoni (from consolidated income statement)	$103.7	$106.8	$321.1	$407.2
Less:
By-product credits and other adjustments	(0.9)	(1.7)	(3.6)	(7.7)
Total cash cost	$102.8	$105.1	$317.5	$399.5
Royalty expense and production taxes	(10.4)	(11.1)	(32.9)	(41.3)
Cash operating cost	$92.4	$94.0	$284.6	$358.2
Gold ounces sold	189,321	199,117	570,570	725,095
Total cash cost per ounce sold	$543	$528	$556	$551
Cash operating cost per ounce sold	$488	$472	$499	$494

11

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2014

All-in sustaining cash cost

Effective January 31, 2014 the Company, in conjunction with an initiative undertaken within the gold mining industry and set out in the guidance note released by the World Gold Council on June 27, 2013, has adopted an all-in sustaining cost performance measure. All-in sustaining costs are calculated by taking total cash costs as indicated in the reconciliation above and adding sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs, and reclamation cost accretion. The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of gold production from current operations, new project capital is not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included. The Company reports this measure on a gold ounces sold basis. The table below provides additional detail on the calculation of the Company’s all-in sustaining cash cost for the current periods.

Calculation of all-in sustaining cash costs	2014	2014
millions (except for gold ounces sold and all-in sustaining cash cost per ounce sold)	Third quarter	Year to date
Total cash cost – excluding Via Nova and Stratoni (per table above)	$102.8	$317.5
Sustaining capital spending at operating gold mines	28.8	86.3
Exploration spending at operating gold mines	3.1	6.4
General and administrative expenses	11.4	44.1
All-in sustaining cash costs	$146.1	$454.3
Gold ounces sold	189,321	570,570
All-in sustaining cash cost per ounce sold	$771	$796

Cash flow from mining operations before changes in non-cash working capital

We use cash flow from mining operations before changes in non-cash working capital to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

Adjusted net earnings

The Company has included non-IFRS performance measures, adjusted net earnings and adjusted net earnings per share, throughout this document. Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges, unrealized and non-cash realized gains/losses of financial instruments and foreign exchange impacts on deferred income tax as well as significant non-cash, non-recurring items. The Company also excludes net earnings and losses of certain associates that the Company does not view as part of the core mining operations. The Company excludes these items from net earnings to provide a measure which allows the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

12

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2014

The following table provides a reconciliation of adjusted net earnings to the consolidated financial statements for the quarters ended September 30:

Reconciliation of adjusted net earnings to consolidated net earnings (loss) millions (except for weighted average shares and earnings per share)	Q3 2014	Q3 2013	YTD 2014	YTD 2013
Net (loss) earnings attributable to shareholders	$19.8	$36.4	$88.7	$34.2
Loss (gain) on disposal of assets	0.3	(0.1)	2.1	0.0
Losses (gains) on available-for-sale securities	0.1	0.0	1.4	0.0
Net loss (earnings) on equity investments	0.0	1.4	0.1	2.5
Loss on investment in associates	0.0	12.7	0.0	12.7
Inventory writedown	7.6	0.0	7.6	0.0
Unrealized losses (gains) on foreign exchange translation of deferred income tax balances	8.3	4.0	9.3	11.4
Deferred income tax charge for change in Greek tax rates	0.0	0.0	0.0	125.2
Total adjusted net earnings	$36.1	$54.4	$109.2	$186.0
Weighted average shares outstanding	716,284	715,038	716,254	714,901
Adjusted net earnings ($/share)	$0.05	$0.08	$0.15	$0.26

Gross profit from gold mining operations

Gross profit from gold mining operations represents gross revenues from gold mining operations less production costs and depreciation, depletion and amortization related to those operations.

Operating cash flow, financial condition and liquidity

Operating activities before changes in non-cash working capital generated $78.7 million in cash this quarter, compared to $104.8 million in the same quarter of 2013.

Capital expenditures

We invested $102.8 million in capital expenditures, mine evaluation and development, mining licences and other assets in the third quarter of 2014. Mine evaluation and development totalled $72.0 million while spending at our producing mines (including capitalized exploration) totalled $30.0 million. The remaining $0.8 million related to fixed assets for our corporate offices in Canada, Brazil, Turkey, Greece, Romania, and China.

Liquidity and capital resources

(millions)	September 30, 2014	December 31, 2013
Cash, cash equivalents and term deposits	$562.3	$623.9
Working capital	$679.7	$734.0
Debt	$594.8	$601.4

Management believes that the working capital at September 30, 2014, together with future cash flows from operations and, where appropriate, selected financing sources, including available credit lines, are sufficient to support our planned and foreseeable commitments, and dividends, if declared, in 2014 and beyond.

13

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2014

Contractual obligations

(millions)	Within 1 year	2 to 3 years	3 to 4 years	Over 5 years	Total
Debt	8.1	-	-	600.0	608.1
Capital leases	0.2	1.8	0.9	-	2.9
Operating leases	6.3	9.8	4.5	8.2	28.8
Purchase obligations	62.0	48.1	26.9	-	137.0
Totals	76.6	59.7	32.3	608.2	776.8

The table does not include interest on debt.

As at September 30, 2014, Hellas Gold had entered into off-take agreements pursuant to which Hellas Gold agreed to sell a total of 8,325 dry metric tonnes of zinc concentrates, 7,400 dry metric tonnes of lead/silver concentrates over the next three years, and 15,480 dry metric tonnes of gold concentrate through December 31, 2014.

In April 2007, Hellas Gold agreed to sell to Silver Wheaton (Caymans) Ltd. (Silver Wheaton) all of the silver metal to be produced from ore extracted during the mine-life within an area of approximately seven square kilometres around Stratoni, up to 15 million ounces, or 20 million ounces if additional silver is processed through the Stratoni mill from areas other than the current producing mine. The sale was made in consideration of a prepayment to Hellas Gold of $57.5 million in cash, plus a fee per ounce of payable silver to be delivered to Silver Wheaton of the lesser of $3.90 and the prevailing market price per ounce. As at September 30, 2014 approximately 6.4 million ounces of silver have been delivered of the original 15 million ounce commitment.

Debt

Significant changes in our debt from that disclosed in our December 31, 2013 annual MD&A and consolidated financial statements are as follows:

Jinfeng CMB working capital loan

On January 16, 2013, Jinfeng entered into a RMB 100.0 million ($16.3 million) working capital loan with CMB. Each drawdown bears fixed interest at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. The Facility had a term of up to one year, from January 16, 2013 to January 15, 2014. In January 2014, the term of the facility was extended to January 28, 2015. The facility is unsecured.

During the quarter ended September 30, 2014, Jinfeng repaid the full amount under this facility and concurrently drew down RMB 50.0 million ($8.1 million) and has used the proceeds to fund working capital obligations. All tranches of the loan have a term of six months and a fixed interest rate of 5.6%.

Senior notes

On December 10, 2012, the Company completed an offering of $600.0 million senior notes (“the notes”) at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. Net deferred financing costs of $13.3 million have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

The fair market value of the notes as at September 30, 2014 was $600.4 million.

Entrusted loan

In November 2010, Eastern Dragon, HSBC Bank (China) and Qinghai Dachaidan Mining Ltd (“QDML”), our 90% owned subsidiary, entered into a RMB 12.0 million ($2.0 million) entrusted loan agreement, which has been increased to RMB 720.0 million ($117.0 million) through a series of amendments.

14

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2014

Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon. The loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. Each draw down has a term of three months and can be rolled forward at the discretion of QDML. The interest rate on this loan as at September 30, 2014 was 4.59%.

As at September 30, 2014, RMB 647.1 million ($105.2 million) had been drawn under the entrusted loan. Subsequent to September 30, 2014, RMB 0.7 million ($0.1 million) was drawn under this loan. The entrusted loan has been recorded on a net settlement basis.

Dividends

On August 26, 2014 Eldorado paid $6.5 million in dividends to shareholders of record. Future dividend payments will be dependent on the Company having an aggregate of contributed surplus, accumulated other comprehensive income and retained earnings balance exceeding the dividend amount to be paid.

Equity

This quarter we received net proceeds of $0.4 million for issuing 60,914 common shares related to stock options and warrants being exercised.

Common shares outstanding - as of September 30, 2014 - as of October 30, 2014	716,309,524 716,309,524
Share purchase options
- as of October 30, 2014 (Weighted average exercise price per share: $11.70 Cdn)	21,212,461

Other information

New accounting developments

The following interpretation of a standard has been adopted by the company commencing January 1, 2014:

•	IFRIC 21 ‘Levies’ – This interpretation of IAS 37, ‘Provisions, Contingent Liabilities and Contingent Assets’, applies to the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. There was no impact on these unaudited condensed consolidated interim financial statements as a result of the adoption of this standard.

The following standards have been published and are mandatory for Eldorado’s annual accounting periods no earlier than January 1, 2017:

•

IFRS 9 ‘Financial Instruments’ – This standard was published in July 2014 and replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.

15

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2014

•

IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for fiscal years ending on or after December 31, 2017. The Company does not expect this standard to have a material impact on its financial statements.

Internal controls over financial reporting

Eldorado’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation and presentation of our financial statements. There have been no changes in our internal control over financial reporting in the third quarter of 2014 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Qualified Person

Except as otherwise noted, Norman Pitcher, P. Geo., our President, is the Qualified Person under NI 43-101 responsible for supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects.

Forward-looking information and risks

This MD&A includes statements and information about what we expect to happen in the future. When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet happened in this review, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

Key things to understand about the forward-looking information in this document:

•	It typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, believe, estimate, budget, scheduled, may, could, would, might, will, as well as the negative of these words and phrases.
•	Although it represents our current views, which we consider to be reasonable, we can give no assurance that the forward-looking information will prove to be accurate.
•	It is based on a number of assumptions, including things like the future price of gold, anticipated costs and spending, and our ability to achieve our goals.
•	It is also subject to the risks associated with our business, including
•	the changing price of gold and currencies,
•	actual and estimated production and mineral reserves and resources,
•	the speculative nature of gold exploration,
•	risks associated with mining operations and development,
•	regulatory and permitting risks,
•	acquisition risks, and
•	other risks that are set out in our Annual Information Form.
•	If our assumptions prove to be incorrect or the risks materialize, our actual results and events may vary materially from what we currently expect.

We recommend that you review our annual information form, which includes a more detailed discussion of material risks that could cause actual results to differ significantly from our current expectations.

Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

16